SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações S.A. ("Company") (BM&FBOVESPA: TIMP3; NYSE: TSU), pursuant to Article 6, paragraph one, of CVM instruction 358/02, and following our previous “Notice to the Market” released today, please see below an extraction from Telecom Italia S.p.A´s (“TI”) notice to the Market released with additional information.

Rio de Janeiro, October 03rd, 2013.

TIM Participações

Rogerio Tostes

Investor Relations Officer

PRESS RELEASE

“TELECOM ITALIA: ALL POWERS ASSIGNED TO CEO MARCO PATUANO

Minucci to chair the Board Meeting. Process started to designate the new Chairman

Milan, 03 October 2013

The Board of Directors of Telecom Italia, chaired by its Deputy Chairman, Aldo Minucci, after the resignation of Franco Bernabè in agreement with the Board, has started the process to designate the new Chairman of the Company. In the meantime, as set out in the Company's Succession Plan (2012 Corporate governance and share ownership report available on www.telecomitalia.com), the powers and organizational responsibilities previously assigned to Mr Bernabè have been temporarily attributed to the Managing Director and Chief Executive Officer, Marco Patuano, while the Deputy Chairman is acting as chairman of the Board and legal representative of Telecom Italia, in a temporary capacity.”

Telecom Italia

Investor Relations

http://www.telecomitalia.com/investorrelations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 3, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.